

February 13, 2012

Via E-mail
Jonathan M. Gottsegen, Esq.
United Rentals, Inc.
Senior Vice President, General Counsel and Corporate Secretary
Five Greenwich Office Park
Greenwich, Connecticut 06831

> **Re:** **United Rentals, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 17, 2012**
> **File No. 333-179039**

Dear Mr. Gottsegen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please supplementally provide us with copies of all materials prepared by Barclays Capital, Goldman Sachs, Morgan Stanley, and Centerview, and shared with the URI board and the RSC board and their representatives, including copies of all board books and all transcripts and summaries, that were material to the boards' decisions to approve the merger agreement.

2. Please supplementally provide us with all financial projections and forecasts used by the financial advisors in preparing the analysis relating to their fairness opinions. In your response letter, please advise us if the disclosure on pages 110-113 includes all of the forecasts and projections utilized in the evaluation of this transaction. If not, explain why disclosure relating to the remaining information is not necessary or appropriate. Please

Jonathan M. Gottsegen, Esq.
United Rentals, Inc.
February 13, 2012
Page 2

also disclose the bases for and the nature of the material assumptions underlying the projections. In particular, we note your discussion of various assumptions relating to the forecasts starting on page seven of your communication filed pursuant to Rule 425 on January 27, 2012.

3. Please note that all exhibits and appendices are subject to our review. Please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on these exhibits once they are filed, as well as the related disclosure in the filing. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

4. Please revise your filing to include updated financial information, including updated pro forma information.

5. We note that you will have a significant amount of debt after giving effect to the merger. Please revise to include a more specific and comprehensive discussion regarding how this debt will impact your operations. In this regard, please ensure you discuss your ability to make interest and principal payments on the debt, if and how cash generated from operations will be sufficient to meet your obligations, how the increased debt levels will impact your planned capital expenditures, the impact of financial covenants, whether you will have additional borrowing availability and if and how the increased debt levels may impact your credit ratings.

Proxy Statement/Prospectus Cover Page

6. The letters to the URI and RSC stockholders serve as the cover page for the prospectus and should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K. See Item 1 of Form S-4. Please limit each letter to a single page as required by paragraph (b) of Item 501 of Regulation S-K.

7. In the letter to RSC stockholders, please delete the language stating that the merger "is intended" to qualify as a reorganization within the meaning of Section 368(a) of the code, and instead provide a firm conclusion regarding the material federal tax consequences to investors.

Questions and Answers, page 1

8. You currently repeat information in your Q&A and Summary sections. The Q&A should not repeat any information that appears in the Summary, and the Summary should not repeat information in the Q&A. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation, in the Summary.

Q: Why am I receiving this document?, page xii

    9. Please indicate in the answer the maximum number of shares the issuance of which is subject to the URI stockholders' vote and approval. Please also include this disclosure elsewhere that the proposal relating to the issuance of shares is discussed in the proxy statement/prospectus.

Summary, page 1

General

    10. We note your statement that the forward-looking statements speak only as of the date of the joint proxy statement/prospectus, and that you make no commitment to revise or update any forward-looking statement. This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update to the extent required by law.

    11. Please add a section providing a concise description of the economics of the merger, including the total value of the merger consideration (including both a breakdown in the value of the cash component and stock component), the amount of RSC debt that will be repaid or redeemed, the amount of RSC debt that will be assumed, the total outstanding indebtedness of the combined company following the merger, and the total amount of financing needed to complete the merger.

    12. Please add a section discussing the board of directors and management following the merger, including a discussion of how the three independent RSC directors that will serve on the URI board will be selected. Please also refer to Rule 438 and provide the appropriate consents of the directors you have selected, or tell us when and how you propose to update your filing to include this information.

Information about the Companies, page 1

    13. We note the disclosure that RSC believes its fleet is one of the best maintained among its key competitors, with 99% of the fleet current with its manufacturer's recommended preventative maintenance. We note a similar statement on page one of RSC's Form 10-K for the Year Ended December 31, 2011. Please advise why RSC believes it has one of the best maintained fleets, including whether it is unusual for equipment rental companies to have 99% of the fleet current with preventative maintenance.

RSC Special Meeting, page 3

Vote Required, page 4

14. Please include a separate discussion prominently disclosing the interests of the Oak Hill
Stockholders, including that such stockholders have entered into a voting agreement to
vote all of their shares of RSC common stock in favor of the merger agreement. Please
also disclose the total number of issued and outstanding shares of RSC stock held by such
stockholders and disclose the actual amount that will be required to be voted by non-
affiliate RSC stockholders, after taking into account the votes of RSC executive officers,
directors and the Oak Hill Stockholders, in order to approve the merger agreement and
related transactions.

Interests of Directors and Executive Officers of RSC and URI in the Merger, page 8

15. Please provide an overview of the various interests that the RSC and URI directors and
executive officers have in the merger, including the cash success bonuses that the RSC
executive officers received, and may continue to receive, as disclosed on pages 87-88.
Please also quantify in the aggregate the benefits that the RSC and URI directors and
executive officers will receive as a result of such interests. Please add similar disclosure
in the related risk factor on page 24.

Financing, page 9

16. Please disclose that if URI does not secure financing, it will be required to pay a $107.5
million financing failure fee.

17. Please clearly state that you will need to secure an aggregate of approximately $2.3
billion in financing in order to complete the merger and the related $200 million stock
buyback, as you note in your communication filed pursuant to Rule 425 on December 16,
2011.

18. Please move the discussion of the significant indebtedness of the combined company
following the merger under its own heading in the Summary. Please provide a concise
summary of the risks that such a level of indebtedness may present to the company.

Termination Fees; Expenses, page 15

19. We note that at the top of page 16, it states that URI is required to pay RSC a termination
fee if URI terminates the merger agreement based on another person making or
announcing its intention to make an acquisition proposal, and, among other conditions,
RSC enters into an agreement, approves, recommends or does not oppose such
acquisition proposal. It appears that this should actually refer to URI entering into or

recommending such a proposal. Please revise accordingly and make the corresponding revision on page 150.

Reimbursable Expenses Relating to Termination, page 17

20. Please quantify the transaction and merger-related costs for both URI and RSC, to the extent possible. Please also include this disclosure in the relevant risk factor on page 27 and under "Fees and Expenses" on page 119.

Material United States Federal Income Tax Consequences of the Merger, page 18

21. Please delete the language stating that the merger "is intended" to qualify as a reorganization within the meaning of Section 368(a) of the code, and instead provide a firm conclusion regarding the material federal tax consequences to investors. Please also delete the word "generally" from the disclosure, and state that this is counsel's opinion and identify counsel.

Litigation Relating to the Merger, page 19

22. Please supplementally provide us with copies of the complaint for the lawsuit listed in this section.

Risk Factors, page 20

General

23. In light of the substantial indebtedness of URI following the merger, please add a risk factor discussing the potential risk of a downgrade in the credit rating of URI.

24. Please update your disclosure regarding the status of your antitrust approval or clearance in both the United States and Canada. Please also add risk factor disclosure relating to clearance of the merger by the Canadian Competition Bureau. We note in particular the related risk factor in URI's Annual Report on Form 10-K for the Year Ended December 31, 2011.

25. We note that in connection with the merger, URI will repay RSC's Senior ABL Revolving Facility and redeem its 10% senior secured notes due 2017, but that it will assume all of RSC's unsecured debt, including the 9.50% senior notes due 2014, the 10.25% senior notes due 2019 and the 8.25% senior notes due 2021. To the extent material, please add risk factor disclosure discussing whether the merger will trigger any change-in-control provisions in RSC's unsecured debt, and any impact that this would have on the financial condition of the combined company.

Completion of the Merger is Subject to Many Conditions . . ., page 20

26. We note your brief statement in this risk factor that completion of the merger is conditioned upon the receipt of an opinion regarding the solvency of the surviving corporation. We note further that, as disclosed on page 145, solvency means that, in addition to other requirements, you will not have an unreasonably small amount of capital with which to conduct your business and you will not have incurred debts beyond your ability to pay such debts as they mature. Please include a separate risk factor discussing the risk that you will not be able to obtain such a solvency opinion. Please include a discussion of the amount of capital and the amount of debt held by the company following the merger, as well as the debt service obligations of the company, and how this impacts the likelihood of obtaining the solvency opinion.

URI Will Assume Certain Indebtedness of RSC and Incur a Substantial Amount of Additional Indebtedness . . ., page 26

27. Please revise this risk factor quantify both the amount of indebtedness of RSC that URI will repay or redeem, in addition to the amount that it will assume. Please also discuss the amount of cash you anticipate that the combined company will have on hand following the merger, and quantify the amount you anticipate will be needed following the merger for the combined company's debt service obligations.

Following Completion of the Merger, URI Will Face Risks Different from Those Faced by URI Today . . ., page 28

28. This risk factor appears to contain generic disclosure that does not identify specific differences in the businesses of URI and RSC that would present different risks to URI after the merger than those currently faced by URI. Please revise accordingly.

Selected Historical Financial Data of RSC, page 31

29. In order to enhance comparability to the URI data and the pro forma information, please revise to present the financial data in millions.

Unaudited Pro Forma Combined Financial Information Relating to the Merger, page 38

Unaudited Pro Forma Condensed Combined Statement of Operations, page 40

30. Please revise your filing to clearly indicate how you determined RSC shares outstanding and loss per share for the periods ended September 30, 2011 and December 31, 2010 as the amounts differ from the historical financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 42

Note 3. Preliminary Purchase Consideration, page 42

31. Please revise to clarify why you have computed the purchase price based on the RSC common shares outstanding at October 14, 2011. Please discuss whether the number of shares has changed significantly since that date.

32. We note that you have computed your purchase price based on sales prices or URI's common stock on December 14, 2011. Given that purchase consideration is subject to fluctuations based on the per share price of the URI common stock and the price of the URI common stock has increased since December 14, 2011, please tell us what consideration you gave to computing the purchase price as of a more current date.

33. Please revise to further explain why URI does not have sufficient information to determine the number of outstanding unvested RSC options that will vest in connection with the merger.

Note 4. Purchase Accounting page 44

34. We note that URI assumed that all assets will be used in a manner that represents their highest and best use from a market participant's perspective. Please tell us what consideration you have given to ASU 11-04 in determining the value of these assets.

35. We note your disclosure that your intangible asset valuations were based on certain preliminary, high-level assumptions and available information. Please revise to include a more specific and comprehensive discussion regarding how these initial valuations were performed, what information was used, the additional steps that need to be taken and the expected timing of the additional procedures.

36. Please revise to further explain why URI does not have sufficient information to make conclusive determinations regarding the future intended use or possibility of disposition of the rental equipment and property and equipment.

37. Please revise to further explain why URI does not have sufficient information to estimate all inputs required to perform the fair value estimates of the rental equipment and property and equipment with certainty, what additional steps need to be taken and the expected timing of the additional procedures.

38. Please revise to include a more specific and comprehensive discussion of the underlying reasons that led to the amount of goodwill expected to be recognized.

5. Financing, page 46

39. Please revise to disclose and discuss how you estimated your assumed interest rate and how and why you believe these amounts are factually supportable. In this regard, please also tell us the interest rate on your financing commitments.

40. Please revise to more fully explain why you believe it is appropriate to include an adjustment to eliminate the aggregate interest expenses on RSC's ABL senior revolving facility and senior secured notes due 2017. In this regard, please discuss and quantify how the historical interest expense compares with the pro forma interest expense.

The Merger, page 59

Background of the Merger, page 60

41. Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to stockholders as opposed to any alternatives to such transaction, and why the transaction is being recommended at this time. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

42. We note that on page 15 of your communication filed pursuant to Rule 425 on December 16, 2011, you note that URI has had a long-standing relationship with RSC which dates back to the 1990s. In addition, we note the certain relationships among the companies and management discussed in the interview with URI's CEO in the February 2012 issue of Rental Management. Please revise your disclosure to better describe the pre-existing relationship between URI and RSC, including a discussion of any material business conducted between the two companies.

43. Please explain why Mr. Nayden originally contacted Dr. Britell in August of 2008 regarding a potential transaction. Your disclosure should also discuss the business of the two companies, including the specific strategic rationale for a combination of the two companies as well as the potential benefits or synergies that were expected from such a relationship.

44. Please disclose the other possible strategic alternatives considered by the URI board and URI management beginning in October 2008 and continuing through 2009 and 2010, including the reasons for not pursuing each of these other alternatives.

45. Please briefly discuss the proposed transaction framework and concerns with the proposed composition of the board of directors and arrangement and pro forma

ownership that were discussed on the December 14, 2009 call between Mr. Nayden and Dr. Britell.

46. Please briefly discuss the specific potential benefits of the business combination and the potential synergies that could be achieved that were discussed at meetings on January 7, 11, and 19, 2010.

47. Please explain why URI determined not to proceed with a transaction with RSC in January of 2010 and again in March of 2010, and then decided to reengage in transaction discussions in May of 2010. Please also discuss the other potential strategic alternatives discussed by Dr. Britell and the URI board at the board meeting on March 11, 2010.

48. Based on the disclosure, it appears that no discussions took place between URI and RSC following the submission of the preliminary term sheet to RSC in May of 2010 until November 22, 2010. Please include a discussion of any other meetings or discussions that occurred between URI and RSC during this time period, including RSC's response to the term sheet it received in May of 2010.

49. Please discuss the various strategic alternatives considered by the URI board on December 14, 2010, including the reasons for not pursuing such alternatives.

50. Please revise your disclosure regarding the negotiation of the merger agreement from December 8 through December 15, 2011 to provide elaborate on the negotiation of the material terms of the merger agreement including the parties' obligations with respect to financing the merger, the approval of the antitrust regulators, the ability of RSC to consider alternative acquisition proposals or change its recommendation of the merger agreement, the reimbursement of expenses and the amount of the termination fee.

51. Please disclose the details of the URI board's discussion of the proposed stock buyback at the December 15, 2011 meeting.

52. Please disclose any discussions relating to the significant indebtedness that would be assumed by URI and the financing arrangements necessary to complete the merger, including the specific consideration given to such debt and financing in connection with the merger.

Recommendation of the RSC Board and Reasons for the Merger, page 73

53. Please review the disclosure throughout this section to provide the RSC board's analysis of each factor and clearly explain how each particular factor is positive or negative, as the current disclosure is often conclusive in nature or unclear. For example, it is unclear what about URI's reputation, business practices and experience was considered to be favorable by the RSC board, and what about the current and future environment in which

RSC operates and will operate supported the RSC board's decision to recommend the merger.

54. Please disclose the "significant synergies" that are anticipated from the transaction.

Opinions of RSC's Financial Advisors, page 76

55. Please revise your disclosure provide a complete quantitative description of the fees Barclays Capital and Goldman Sachs, and any of their affiliates, received, or are to receive, for services provided to RSC or its affiliates, including Oak Hill Capital Partners or the Oak Hill Stockholders, in the past two years. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

56. Please disclose whether RSC or the financial advisors recommended the consideration to be paid to each financial advisor in connection with the fairness opinion. See Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A.

Opinion of Goldman Sachs, page 79

57. Please disclose the portion of the transaction fee payable to Goldman Sachs that is contingent upon consummation of the merger.

Summary of Financial Analyses of RSC's Financial Advisors, page 82

Selected Companies Analysis, page 83

Selected Precedent Transactions Analysis, page 84

58. Please revise to provide the following information for the Selected Publicly Traded Companies Analysis and the Selected Precedent Transactions Analysis:

- Clarify whether the only criteria used in selecting the companies and transactions was that the companies "have operations that are similar to certain operations of RSC and URI," and to the extent other criteria were used, disclose such criteria;

- Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so; and

- Provide additional disclosure about the underlying data used to calculate the reference ranges for the EV/EBITDA multiples and the LTM EBITDA multiples.

Precedent Premium Paid Analysis, page 86

59. Please advise whether the 351 transactions represent all of the transactions announced between January 2007 and December 2011 in which the aggregate consideration paid exceeded $2 billion. To the extent that any companies that met these criteria were excluded, please disclose this fact and the reasons for doing so.

Options and Restricted Stock Units Held by Executive Officers, page 88

60. We note that certain executive officers hold unvested performance options granted in 2006, and that RSC has reserved the right under the merger agreement to accelerate the vesting of some or all of those unvested 2006 options. Please disclose both the number and value of such unvested performance options for each executive officer. Please also disclose how RSC will determine whether to accelerate the vesting of such options.

Recommendation of the URI Board and Reasons for the Merger, page 92

61. Please expand your discussion for the reasons and rationale behind the merger, including addressing the specific "significant synergies" anticipated from the transaction between URI and RSC. We note in particular the more detailed discussion of the strategic and financial rationale for the merger that is included in the communications filed pursuant to Rule 425 on December 16, 2011, including the current state of the industry, the goal of achieving a more balanced customer mix between industrial and construction, and the expected synergies of the merger. We further note the discussion of other advantages relating to diversification of URI's customer portfolio, the complementary cultures of the companies, and the potential expansion of the footprint of the companies, as well as other anticipated benefits, that are discussed by URI's CEO in his interview with Rental Management, that was filed pursuant to Rule 425 on February 6, 2012. Please revise your disclosure in this section to provide similar detail to that included in your Rule 425 communications so that investors may understand the specific reasons and rationale for the merger.

62. Please describe in detail the URI board's analysis in arriving at the determination that even with the significant amount of outstanding indebtedness that the combined company will be facing, the merger with RSC was still in the best interests of stockholders. Please ensure that your discussion addresses the size of the combined company's debt, URI's ability to service and pay down such indebtedness, and any potential negative impact on URI's credit ratings.

Opinion of URI's Financial Advisor, page 95

Opinion of Morgan Stanley, page 95

63. We note that Morgan Stanley performed a Public Trading Multiples Analysis and a Precedent Transactions Multiples Analysis. Please revise to provide the following information:

- Disclose the methodology and criteria used in selecting these companies and transactions;

- Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so;

- Disclose the date for each of the transactions in the Precedent Transaction Multiples Analysis; and

- Provide additional disclosure about the underlying data used to calculate the Selected Company Multiple Statistic Range and the LTM EBITDA multiples.

Precedent Premiums Paid Analysis, page 86

64. Please advise whether any companies were excluded in the analysis of all acquisitions since 1990 involving U.S. targets at over $1 billion. To the extent that any companies that met these criteria were excluded, please disclose this fact and the reasons for doing so. Further, please disclose how premiums were selected in the analysis of premiums paid to unaffected stock prices in acquisitions since July 2011 involving U.S. targets valued at over $2 billion. Please also disclose the total number of companies analyzed in each category.

General, page 101

65. Please revise your disclosure to include all information required by Item 1015(b) of Regulation M-A, including a complete narrative and quantitative description of the fees Morgan Stanley, and any of its affiliates, received, or will receive, for services provided to URI or its affiliates in the past two years. This disclosure must also include the amount that Morgan Stanley will receive for its financial advisory services in connection with the merger and for its part in arranging financing for the merger, including the amount that is contingent upon the closing of the merger. Please also disclose whether URI or Morgan Stanley recommended the consideration to be paid to Morgan Stanley. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Opinion of Centerview, page 102

Historical Trading Multiples and Selected Company Analysis, page 105

Selected Transactions Analysis, page 107

66. Please revise to provide the following information for the Selected Companies Analysis and the Selected Transactions Analysis:

- Disclose the methodology and criteria used in selecting these companies and transactions;

- Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so; and

- Provide additional disclosure about the underlying data used to calculate the illustrative range of 2011 and 2012 EBITDA multiples and the LTM Adjusted EBITDA multiples.

Premiums Paid Analysis, page 108

67. Please advise whether any companies were excluded in the analysis of (1) premiums paid for U.S.-based companies in transaction with values between $2 billion and $5 billion, with greater than 50% of the consideration paid in cash, during the period from January 1, 2001 to December 14, 2011, and (2) premiums paid for U.S.-based companies in transactions with values greater than $2 billion, with greater than 50% of the consideration paid in cash, during the period from July 1, 2011 to December 14, 2011. To the extent that any companies that met these criteria were excluded, please disclose this fact and the reasons for doing so. Please also disclose the total number of companies analyzed in each category.

Miscellaneous, page 109

68. Please revise your disclosure to include all information required by Item 1015(b) of Regulation M-A, including a complete narrative and quantitative description of the fees Centerview, and any of its affiliates, received, or will receive, for services provided to URI or its affiliates in the past two years. This disclosure must also include the amount that Centerview will receive for its financial advisory services in connection with the merger, including the amount that is contingent upon the closing of the merger. Please also disclose whether URI or Centerview recommended the consideration to be paid to Centerview. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Financial Forecasts, page 110

69. We note the disclaimers that, except as required by law, URI and RSC do not assume any responsibility for the accuracy of the prospective financial information. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure presented in the document. Instead, you may caution readers not to "unduly rely" or place "undue certainty" on the data and other information. Please revise the disclosure in this section.

Material United States Federal Income Tax Consequences of the Merger, page 119

70. Please delete the word "generally" from throughout this disclosure and have counsel clearly identify each U.S. federal material tax consequence and provide a firm conclusion regarding each tax consequences. Please also remove the disclosure stating that this describes the "anticipated" material U.S. federal tax consequences and is a "summary," as it appears that you are filing a short-form opinion and this discussion therefore is the opinion of counsel.

71. We note your statement on page 121 that the tax opinions will be based on "certain assumptions." Please advise us as to the "certain assumptions" that the tax opinions will be based on.

72. We note that receipt of the tax opinions is a condition to completion of the merger, but that this condition is waivable by both parties. Accordingly, the executed opinion of each tax counsel must be filed before the registration statement can be declared effective. We note that the current tax opinions filed as Exhibits 8.1 and 8.2 are undated and state that they are dependent on certain representation letters that are yet to be received.

The Merger Agreement, page 123

73. Please remove the disclosure on page 123 stating that the summary is not complete and may not contain all of the information about the merger agreement that is important to an investor. A summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms.

RSC Stockholders' Advisory Vote on Golden Parachute Compensation, page 171

74. We note that there are certain blanks in the disclosure indicating that you intend to provide this information in a future amendment. Please provide the information required by Item 402(t) of Regulation S-K in your next amendment. Please note that we may have additional comments.

75. We note that footnote one to the table provides the total value of certain payments based upon the termination of the executive officer by URI without cause, or by the officer for

good reason. It is unclear if the information provided in footnote one is duplicative of the information presented in the table, or if it is providing additional information. Please clarify, and please also ensure that all estimated cash severance payments, the value of continuation of benefits and the value of the acceleration of unvested equity awards is reflected in the table, as required by Item 402(t)(2)(ii)-(vii) of Regulation S-K.

76. The disclosure in footnote two states that the base salary continuation payments reflected in the table are in addition to other amounts payable upon termination of employment, including specific payments for Ms. Chiodo and Messrs. Krivoruchka and Corsillo. Please include such additional payments in the "Cash" column of the table, or tell us why such amounts should not be included pursuant to Item 402(t)(2)(ii) of Regulation S-K.

77. Please provide a succinct narrative description of any material factors necessary to an understanding of each contract, including, but not limited to (1) whether they payments would or could be lump sum, or annual, and the duration of such payments; and (2) any material conditions or obligations applicable to the receipt of payment of benefits, including but not limited to non-compete, non-solicitation, non-disparagement or confidentiality agreements, including the duration of such agreements and provisions regarding waiver or breach of such agreements. See Item 402(t)(3) of Regulation S-K.

78. Please advise how you are presenting the unvested 2006 performance options referenced on page 89.

Appendix A – Agreement and Plan of Merger

79. Please provide a list briefly identifying the contents of all omitted exhibits and schedules to the Agreement and Plan of Merger, along with an agreement to furnish us with a copy of any omitted exhibits and schedules upon our request. See Item 601(b)(2) of Regulation S-K.

Undertakings, page II-3

80. Please provide the undertakings required by Items 512(a)(5) and (a)(6) of Regulation S-K.

81. Please remove undertaking (c) as it does not appear applicable.

United Rentals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Executive Overview, page 21

82. In future filings, please ensure that your Executive Overview is balanced and identifies the factors management focuses on in evaluating the financial condition and operating performance of your business. Your current Executive Overview focuses largely on the your favorable achievements for the last fiscal year, and what you hope to achieve in the next fiscal year. While this information is helpful to investors in identifying the strengths of the company and the focus of the business in the upcoming year, please ensure that your disclosure is balanced by also discussing any negative or neutral factors that affected your results of operations.

Critical Accounting Policies, page 25

Useful Lives and Salvage Values of Rental Equipment and Property and Equipment, page 26

83. Please tell us and in future filings clearly disclose whether you continue to depreciate your rental equipment assets when they are not on lease.

Results of Operations, page 27

84. In future filings, please revise your results of operations to provide a discussion of the business reasons for the changes in line items, and in cases where there is more than one business reasons for the change, please quantify the incremental impact of each individual business reason on the overall change in the line item. Although your current disclosure does break down your two segments into various subsets, such as equipment rentals and sales of rental equipment, your analysis does not explain the underlying reasons for significant increases in revenue, such as the 15.4% increase in General Rentals equipment rentals, aside from attributing it to an increase in volume and price. You should quantify and explain the impact that volume and price have had on your revenues, as well as any other business reasons, such as changes in product mix, that have impacted the changes in line items between the periods presented. Please provide us with revised disclosure showing how you will present this disclosure in future filings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

85. We note your disclosure on page 27 that certain of your seven geographic regions had equipment rentals gross margin that varied by between 10 percent and 17 percent from the equipment rentals gross margin of the aggregated general rentals' regions. Given the significant variance among the regions, in future filings please include an enhanced discussion of the gross margins in these regions, including those regions that have the highest or lowest gross margins and the year-over-year changes in gross margins, so that an investor may better understand how regional performance at your company impacts your overall financial performance.

Liquidity and Capital Resources, page 33

86. We note your disclosure on page 35 indicating that you expect gross and net rental capital expenditures to increase significantly in fiscal 2012. In future filings, where practicable, please discuss the amount you expect to increase capital expenditures and how you will finance such expenditures.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 46

Rental Equipment, page 47

87. We have the following comments regarding your classification of your leases.

- Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist. Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d).

- Please tell us whether your leases contain material adverse change clauses. If so, please tell us how this is determined and what potential remedies are available to you as the lessor.

- Please tell us if your leases contain cross-default provisions. If so, please tell us how you have considered the potential impact of these provisions on your lease classification.

- Please tell us if your leases include subjective default provisions. If so, please tell us if there is any cap on potential remedies that would impact your lease classification.

Refer to ASC 840-10-25-41 through 69.

4. Segment Information, page 50

88. Please revise future filings to disclose the revenue attributable to each of your product lines for each period presented. In addition, to the extent there are any significant changes in your product lines, please quantify and discuss the changes in MD&A.

Note 15. Commitments and Contingencies, page 65

Operating Leases, page 66

89. We note that you lease rental equipment, real estate and certain office equipment under operating leases. Please tell us how you evaluated the requirements of ASC Topic 840-10-25-14. In this regard, please explain whether these leases contain nonperformance related default covenants, material adverse change clauses, cross-default provisions or subjective default provisions, and if so, how you evaluated such covenants and provisions.

19. Condensed Consolidating Financial Information of Guarantor Subsidiaries, page 71

90. We note that the guarantees of your guarantor subsidiaries are subject to subordination provisions and a standard limitation. Please further clarify these provisions for us and how you considered the items in your reliance on Rule 3-10 of Regulation S-X. In addition, please clarify if your notes are subject to certain guarantee release provisions and, if applicable, provide us a specific and comprehensive discussion regarding how you considered these provisions in determining that the guarantees are "full and unconditional" and in your reliance on Rule 3-10 of Regulation S-X.

RSC Equipment Rental, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis, page 35

Results of Operations, page 37

91. We note that throughout this section you attribute the increase in various line items, such as total revenues, revenues from the sale of used equipment, and cost of equipment rentals to an increase in rental volume and an increase in pricing. If RSC continues to make future filings, in addition to identifying the factor(s) leading to the fluctuation in line items, please also analyze the reasons underlying the changes when the reasons are material and determinable. Further, please provide an analysis that explains the underlying reasons for certain changes or shifts in business, such as the fact that the sale of used rental equipment increased at nearly twice the rate of the sale of merchandise from 2011 to 2010. Based on your current disclosure, it is unclear what was driving the stronger demand for used rental equipment. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies and Estimates, page 49
Rental Equipment, page 49

92. We have the following comments regarding your classification of your leases.

- Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist. Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d).

- Please tell us whether your leases contain material adverse change clauses. If so, please tell us how this is determined and what potential remedies are available to you as the lessor.

- Please tell us if your leases contain cross-default provisions. If so, please tell us how you have considered the potential impact of these provisions on your lease classification.

- Please tell us if your leases include subjective default provisions. If so, please tell us if there is any cap on potential remedies that would impact your lease classification.

Refer to ASC 840-10-25-41 through 69.

Grants of Plan-Based Awards, page 80

93. If RSC continues to make future filings, please include awards made under your Key Employee Short-Term Incentive Compensation Plan in the Grants of Plan-Based Awards Table under "Estimated Future Payouts Under Non-Equity Incentive Plan." We note that you did not include awards made under this plan for 2011. Please provide us with draft disclosure showing how you will present this disclosure in future filings.

Notes to the Consolidated Financial Statements

(5) Debt, page F-17

94. With a view towards future disclosure, please clarify if your 2021 Notes are guaranteed by any subsidiaries and, if so, what consideration you have given to including financial statements in accordance with Article 3-10 of Regulation S-X.

(14) Leases, page F-33

95. We note that you lease rental equipment, real estate and certain office equipment under operating leases. Please tell us how you evaluated the requirements of ASC Topic 840-10-25-14. In this regard, please explain whether these leases contain nonperformance related default covenants, material adverse change clauses, cross-default provisions or subjective default provisions, and if so, how you evaluated such covenants and provisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant, at 202-551-3732, or Tricia Armelin, Staff Accountant, at 202-551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Andrew D. Soussloff (*via E-mail)*
        Sullivan & Cromwell LLP